THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

November 6, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-14 for The RBB Fund, Inc.
Nos. 33-20827, 811-5518
N-14 No. 333- 162392

Ladies and Gentlemen:

Attached is a memorandum which summaries the staff’s comments on the Registration Statement on Form N-14 (the “N-14”) and the Company’s response to such comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the N-14. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the N-14 may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the N-14. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours, The RBB Fund, Inc.

By	/s/ Salvatore Faia
Salvatore Faia President

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103-6996

215-988-2700

Fax: 215-988-2757

www.drinkerbiddle.com

November 6, 2009

VIA EDGAR TRANSMISSION

Mr. Kevin Rupert

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Perimeter Small Cap Growth Fund of The RBB Fund, Inc. (the “Company”)/
Registration Statement on Form N-14 (1933 Act Registration No. 333- 162392)

Dear Mr. Rupert,

The purpose of this letter is to respond to your comments on the Registration Statement on Form N-14 (the “N-14 Registration Statement”) filed on October 8, 2009 in connection with the proposed reorganization of the Perimeter Small Cap Growth Fund, a series of The Advisors’ Inner Circle Fund II (the “Selling Fund”), into the Company’s Perimeter Small Cap Growth Fund, a newly-organized portfolio that has been created for purposes of the reorganization (the “RBB Fund”). Included below is a summary of the comments and the Company’s response.

Proxy Statement/Prospectus

1. Comment: Please confirm that the prospectus of the RBB Fund will be sent to shareholders along with the Proxy Statement/Prospectus.

Response: The prospectus of the RBB Fund will be sent to shareholders along with the Proxy Statement/Prospectus.

2. Comment: On page 5 of the Proxy Statement/Prospectus, please delete the third full paragraph under the section “SUMMARY: Comparison of Fund Fees and Expenses.”

Response: The paragraph will be deleted.

3. Comment: On the expense table on pages 6-7 of the Proxy Statement/Prospectus, please combine the columns for the RBB Fund and the Combined Fund Pro Forma.

Response: The information currently contained in the two columns will be combined into one column entitled “The RBB Fund/Combined Fund Pro Forma.”

4. Comment: On the expense table on pages 6-7 of the Proxy Statement/Prospectus, footnote 7 states that the Adviser has contractually agreed to waive its advisory fee and/or reimburse expenses in order to limit Total Annual Fund Operating Expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) to a certain percentage of the average daily net assets of each class of the RBB Fund. Please define “extraordinary items” for the purposes of these fee waiver and expense reimbursement arrangements.

Response: The Company will note in the footnote that extraordinary items are items that are unusual and infrequent.

5. Comment: On the expense table on pages 6-7 of the Proxy Statement/Prospectus, please modify the last sentence of footnote 7 as follows:

If at any time during the first three years the advisory agreement between the Adviser and RBB on behalf of the RBB Fund is in effect, the RBB Fund’s Total Annual Fund Operating Expenses for that year are less than 1.35% or 1.10% for the Investor Class Shares and I Shares, respectively, the Adviser is entitled to reimbursement by the RBB Fund of the advisory fees waived and other payments remitted by the Adviser to the Fund under the fee waiver and expense reimbursement arrangements.

Response: Footnote 7 will be modified as requested.

6. Comment: Please confirm that fee reductions and reimbursements made by the Adviser to the Selling Fund will not available for recapture by the Adviser under the fee waiver and expense reimbursement arrangements with the RBB Fund.

Response: The Company confirms that fee reductions and reimbursements made by the Adviser to the Selling Fund will not be available for recapture by the Adviser under the fee waiver and expense reimbursement arrangements with the RBB Fund.

7. Comment: Please confirm that Total Annual Fund Operating Expenses (before and after fee waivers) disclosed in the expense table on pages 6-7 of the Proxy Statement/Prospectus are correct.

Response: The Company confirms that Total Annual Fund Operating Expenses (before and after fee waivers) disclosed in the expense table on pages 6-7 of the Proxy Statement/Prospectus are correct.

Statement of Additional Information (“SAI”)

1. Comment: Please add disclosure to the SAI that the RBB Fund will adopt the financial statements and financial history of the Selling Fund upon the consummation of the reorganization.

Response: Responsive disclosure will be added to the SAI.

If you would like to further discuss any of the Company’s responses, please call me at (215) 988-3307.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann